Exhibit 10.9

August 5, 2013
Dear Anthony,
We are pleased to extend you an offer for the position of Chief Marketing Officer, at thredUP starting on or around August 26, 2013. You will be reporting to James Reinhart, CEO in our San Francisco Corporate Headquarters, located at 580 Market Street, 4th Floor, San Francisco, CA 94109.
This position pays $4,326.92 per week, which is equivalent to an annual amount of $225,000. This position is considered an exempt position for the purposes of federal wage hour law, which means you will not be eligible for overtime pay for hours worked in excess of 40 in a given work week. You will be eligible for annual performance reviews which may lead to increases in your compensation.
This offer includes a signing bonus in the amount of $25,000, less all applicable withholdings, and a relocation stipend not to exceed $35,000 for your move from New York to California. The relocation stipend will be based on actual costs for relocation services. Receipts for relocation costs should be submitted through our reimbursement system, Expensify. These will be included in your first paycheck payable on September 9,2013.
In the event that you voluntarily terminate your employment with thredUP Inc for any reason whatsoever or your employment with thredUP is terminated by thredUP Inc for “Cause” before the 6 month anniversary of this Agreement, you will repay to thredUP, Inc. an amount equal to the signing bonus of $25,000 plus actual reimbursed relocation costs, for a total of up to $60,000. Such repayment shall be made by you in full within forty-five (45) days of your termination of employment from thredUP.
As part of your compensation package, you are eligible to receive benefits that are offered to all regular thredUP employees. Benefits are described more fully in the enclosed materials. We have also enclosed a copy of the employee handbook, which describes the Company’s policies and procedures that will govern certain aspects of your employment. Please be sure to review the handbook and sign and return the acknowledgement of receipt page at the end of the handbook. You will also find a copy of our confidentiality agreement. Please review and sign, returning pages 11 and 12 to us.
Your offer also comes with a generous number of common stock options of 763,380 thredUP shares at a per share price of $0.54, subject to approval by the Board of Directors and the terms of the Company’s stock option plan. This valuation was approved in December, 2012. thredUP shares will vest according to the industry standard 4-year vesting schedule. More information on the details of the vesting schedule can be found in the sample ISO Agreement previously sent to you. Your options will begin vesting September 1,2013.
This offer of employment, if not previously accepted by you, will expire 7 days from the date of this letter, although additional time for consideration of the offer can be made available if you find it necessary. If you wish to accept the offer, please sign in the place provided below and return it to me within the prescribed time.
We look forward to having you join our Company and become a member of our team. However, we recognize that you retain the option, as does the Company, of ending your employment with the Company at any time, with or without notice and with or without cause. As such, your employment with the Company is at-will and neither this letter nor any other oral or written representations may be considered a contract for any specific period of time.
We look forward to having you work at thredUP as we build the next great consumer brand on the Internet Should you have any questions or wish to discuss the offer further, please don’t hesitate to contact me.

Sincerely,

/s/ James Reinhart

James Reinhart
CEO

/s/ Anthony Marino	8/6/13
accepted	date

580 Market St 4th Floor San Francisco, CA 94104	www.thredup.com ******* Anthony Marino Offer Letter